Amendment No.1 to pricing supplement No. 341 dated September 29, 2009 To prospectus supplement dated September 29, 2009 and prospectus dated September 29, 2009	Registration Statement No. 333-162195 Dated February 9, 2012; Rule 424(b)(3)
Deutsche Bank AG, London Branch

PowerShares DB Agriculture Double Short Exchange Traded Notes due April 1, 2038
PowerShares DB Agriculture Double Long Exchange Traded Notes due April 1, 2038
PowerShares DB Agriculture Short Exchange Traded Notes due April 1, 2038
PowerShares DB Agriculture Long Exchange Traded Notes due April 1, 2038

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This pricing supplement relates to four separate Exchange Traded Notes (“securities”). The securities do not guarantee any return of principal at maturity and do not pay any interest during their term. For each security, investors will receive a cash payment at maturity or upon repurchase by Deutsche Bank AG, London Branch, if any, linked to the month over month performance of an index (“Index”), less an investor fee. The return on the Index is derived by combining the returns on two component indices: the Deutsche Bank 3-Month T-Bill Index and the Deutsche Bank Liquid Commodity Index – Optimum Yield AgricultureTM Excess Return (the “agriculture index”).

•	Index Modification

After the close of trading on February 16, 2012 (the "Effective Date"), the underlying futures contract on wheat included in the agriculture index, which is traded on the Board of Trade of the City of Chicago, Inc. (“CBOT”), will be replaced by a basket of three underlying futures contracts on wheat traded on CBOT, the Kansas City Board of Trade (“KCBT”) and the Minneapolis Grain Exchange, Inc. (“MGEX”), respectively. The performance of this basket of futures contracts on wheat is tracked by the Deutsche Bank Liquid Commodity Index – Optimum Yield Wheat Basket Index USD Excess Return (Symbol: DBLCOWUE) (the “wheat basket index”). The wheat basket index is rebalanced annually so that the underlying futures contracts on wheat traded on CBOT, KCBT and MGEX will be weighted equally on each rebalancing day. As a result of the modification described above, the following changes with respect to the agriculture index will become effective following the Effective Date:

•	The “relevant exchange” with regard to futures contracts on wheat means, CBOT or its successor, KCBT or its successor and MGEX or its successor.
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The closing price on an index business day for an underlying futures contract relating to wheat traded on CBOT will be replaced by the closing level of the wheat basket index on such day, as published by the index sponsor of the wheat basket index for that index business day or, if in the determination of the index sponsor a closing level is not available on such index business day, the closing level as published by the index sponsor of the wheat basket index for the immediately preceding index business day for which a closing level is available.

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On each rebalancing day following the Effective Date, the instrument amount of 25% currently allocated to the underlying futures contract on wheat traded on CBOT will be reallocated to the wheat basket index. As a result, the effective weight of the underlying futures contract on wheat traded on each of CBOT, KCBT and MGEX will be 8.33% on such rebalancing day. The instrument amount of the underlying futures contracts on each of the index commodities other than wheat remains the same, as set forth in the original pricing supplement.

•	Notice upon Change in the Index Methodology

Following the Effective Date, in the event that the index sponsor makes modifications to the terms of the agriculture index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision of the agriculture index, the index sponsor will publish notice of any such modification or change and the effective date thereof on the index sponsor’s website.

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We describe the securities in the original pricing supplement, prospectus supplement and prospectus filed with the Securities and Exchange Commission, or SEC. You may access the original pricing supplement, and the related prospectus supplement and prospectus, on the SEC website:

•	Original pricing supplement dated September 29, 2009
http://sec.gov/Archives/edgar/data/1159508/000119312509200319/d424b31.pdf
•	Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf
•	Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf
  Terms used but not defined herein have the meanings given to such terms in the original pricing supplement.

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Denominations/Face Amount: $25 per security. The securities have been and may be issued and sold over time at then-current market prices which may be significantly higher or lower than the face amount.

•	CUSIP Numbers:	Agriculture Double Short ETNs: 25154H 56 6	Agriculture Short ETNs: 25154H 54 1
		Agriculture Double Long ETNs: 25154H 55 8	Agriculture Long ETNs: 25154H 53 3

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page PS-18 of the original pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this amendment No. 1 to the original pricing supplement, the original pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The agent for the offerings, Deutsche Bank Securities Inc., is our affiliate. Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in the original pricing supplement for more information.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The securities are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Deutsche Bank Securities
February 9, 2012